SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CSS Industries, Inc.

(Name of Subject Company (Issuer))

CSS Industries, Inc. (Offeror)

(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $.10 Per Share

(Title of Class of Securities)

125906107

(CUSIP Number of Class of Securities)

Michael A. Santivasci, Esquire
CSS Industries, Inc.
1845 Walnut Street
Philadelphia, Pennsylvania 19103
(215) 569-9900

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Alan Singer, Esquire
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000

Calculating of Filing Fee
Transaction Valuation*	Amount of Filing Fee
$52,500,000	$6,180

*	Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 1,500,000 shares of common stock, par value $.10 per share, at the maximum tender offer price of $35.00 per share in cash.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	N/A

	Form of Registration No.:	N/A

	Filing Party:	N/A

	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds and Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Persons/Assets Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX
OFFER TO PURCHASE, DATED FEBRUARY 3, 2005
LETTER OF TRANSMITTAL
NOTICE OF GUARANTEED DELIVERY
LETTER TO BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES, DATED FEBRUARY 3, 2005
LETTER TO CLIENTS FOR USE BY BROKERS, DEALERS, COMMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES, DATED FEBRUARY 3, 2005
GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION ON SUBSTITUTE FORM W-9
LETTER TO STOCKHOLDERS FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER, DATED FEBRUARY 3, 2005
PRESS RELEASE DATED FEBRUARY 3, 2005

     This Tender Offer Statement on Schedule TO relates to the tender offer by CSS Industries, Inc., a Delaware corporation, to purchase 1,500,000 shares of its common stock, par value $.10 per share, or such fewer number of shares as are properly tendered and not properly withdrawn. CSS is offering to purchase these shares at a price not greater than $35.00 per share nor less than $30.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. CSS’ offer is made on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 3, 2005, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the offer.

     This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

     The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated in this Schedule TO by reference, in answer to items 1 through 11 of this Tender Offer Statement on Schedule TO as more particularly described below.

Item 1.    Summary Term Sheet.

     The information set forth under “Summary” in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a) Name and Address. The name of the issuer is CSS Industries, Inc. The address of the principal executive offices of CSS Industries, Inc. is 1845 Walnut Street, Philadelphia, Pennsylvania 19103. The telephone number of the principal executive offices of CSS Industries, Inc. is (215) 569-9900.

(b) Securities. The information set forth in the paragraph following the beneficial ownership table in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in Section 8 of the Offer to Purchase (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a) CSS Industries, Inc. is the filing person. The company’s address and telephone number are set forth in Item 2 above. The information set forth in the beneficial ownership table in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a) Material Terms. The following sections of the Offer to Purchase contain information regarding the material terms of the transaction and are incorporated herein by reference.

•	Summary;

•	Section 1 (“Number of Shares; Proration”);

•	Section 2 (“Purpose of Our Offer; Certain Effects of Our Offer”);

•	Section 3 (“Procedure for Tendering Shares”);

•	Section 4 (“Withdrawal Rights”);

•	Section 5 (“Purchase of Shares and Payment of Purchase Price”);

•	Section 6 (“Conditional Tender of Shares”);

•	Section 7 (“Conditions of Our Offer”);

•	Section 14 (“Certain United States Federal Income Tax Consequences”); and

•	Section 15 (“Extension of Our Offer; Termination; Amendment”).

(b) Purchases. The information set forth in the second and third paragraphs following the beneficial ownership table in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) under the heading “Arrangements With Others Concerning Our Securities” is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a); (b); (c) Purposes; Use of Securities Acquired; Plans. The information set forth in the first and last paragraphs of Section 2 of the Offer to Purchase (“Purpose of Our Offer; Certain Effects of Our Offer”) and in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) under the heading “Other Plans and Proposals” is incorporated herein by reference.

Item 7.    Source and Amount of Funds and Other Consideration.

(a) Source of Funds. The information set forth in Section 10 of the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

(b); (d) Conditions; Borrowed Funds. Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a); (b) Securities Ownership; Securities Transactions. The information set forth in Section 9 of the Offer to Purchase (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the table immediately preceding the subsection entitled “Arrangements With Others Concerning Our Securities” is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

(a) The information set forth in Section 16 of the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.   Financial Statements.

Not applicable.

Item 11.   Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 9

(“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) under the heading “Arrangements With Others Concerning Our Securities” and Section 13 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(b) Other Material Information. The information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.   Exhibits.

(a)(1)(A)	Offer to Purchase, dated February 3, 2005

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 3, 2005

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 3, 2005

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification on Substitute Form W-9

(a)(2) — (a)(4)	Not applicable

(a)(5)(A)	Letter to Stockholders from the President and Chief Executive Officer, dated February 3, 2005

(a)(5)(B)	Press Release dated February 3, 2005

(d)(1)	CSS Industries, Inc. 1995 Stock Option Plan for Non-Employee Directors. (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996)

(d)(2)	CSS Industries, Inc. 2000 Stock Option Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended March 31, 2002)

(d)(3)	CSS Industries, Inc. 1994 Equity Compensation Plan (as last amended August 7, 2002)(incorporated by reference to Exhibit 10.29 to Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004)

(d)(4)	CSS Industries, Inc. 2004 Equity Compensation Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (No. 333-118008))

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael A. Santivasci
Michael A. Santivasci
Assistant General Counsel and Corporate Secretary

February 3, 2005

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated February 3, 2005

(a)(1)(B)	Letter of Transmittal

(a)(1)(C)	Notice of Guaranteed Delivery

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 3, 2005

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 3, 2005

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification on Substitute Form W-9

(a)(2) — (a)(4)	Not applicable

(a)(5)(A)	Letter to Stockholders from the President and Chief Executive Officer, dated February 3, 2005

(a)(5)(B)	Press Release dated February 3, 2005

(d)(1)	CSS Industries, Inc. 1995 Stock Option Plan for Non-Employee Directors. (incorporated by reference to Exhibit 10.2 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 1996)

(d)(2)	CSS Industries, Inc. 2000 Stock Option Plan for Non-Employee Directors (incorporated by reference to Exhibit 10.14 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended March 31, 2002)

(d)(3)	CSS Industries, Inc. 1994 Equity Compensation Plan (as last amended August 7, 2002)(incorporated by reference to Exhibit 10.29 to Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2004)

(d)(4)	CSS Industries, Inc. 2004 Equity Compensation Plan (incorporated by reference to Exhibit 4 to the Company’s Registration Statement on Form S-8 (No. 333-118008))